Exhibit 99.1

ATA CREATIVITY GLOBAL NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2023

On December 5, 2023, ATA Creativity Global, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders virtually at 2 p.m., Beijing time. The Company will hold the annual general meeting in a virtual only format, which will be conducted via live webcast and teleconference, and shareholders will not be able to attend the meeting physically. Shareholders will have an equal opportunity to participate at the annual general meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. We are sending an instruction on access to the annual general meeting to our shareholders together with the attached proxy statement, please follow the procedure set out in the instruction for admission to the annual general meeting.

The annual general meeting and any or all adjournments thereof will be held for the following purposes:

1.	Re-election of Andrew Y Yan and Jun Zhang to serve as class B directors of the Company.

2.	Dismissal of KPMG Huazhen LLP as the Company’s independent auditor, appointment of Audit Alliance LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023 and authorization to the board of directors of the Company and its audit committee to determine the remuneration of Audit Alliance LLP.

You can find more information about each of these items, including the nominees for the directors, in the attached proxy statement. Only shareholders registered on the register of members at the close of business on October 20, 2023 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Ruobai Sima, CFO, ATA Creativity Global, 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. Citibank, N.A., as depositary of our American depositary shares (ADSs), has advised us that it intends to mail to all holders of ADSs a Voting Instruction Card, which will provide relevant instructions and deadlines for appointing a proxy to vote common shares represented by ADSs at the annual general meeting. Holders of ADSs may not vote in person at the annual general meeting.

The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2022 Annual Report on Form 20-F are also available through our website at http://www.atai.net.cn.

By Order of the Board of Directors,

/s/Kevin Xiaofeng Ma

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

October 20, 2023